BC FORM 51-102F3

MATERIAL CHANGE REPORT

NOTE:               If this report is filed on a confidential basis, state in block capitals “CONFIDENTIAL” at the beginning of the Report.

1.        Name and Address of Company

The full name and address of the principal office in Canada of the Company is:

Yukon-Nevada Gold Corp. (formerly YGC Resources Ltd.)
490 – 688 West Hastings Street
Vancouver, B.C. V6B 1P1

2.        Date of Material Change

The date of the material change is September 26, 2007.

3.        News Release:

The date and method(s) of dissemination of the News Release issued under section 7.1 of National Instrument 51-102 is/are as follows:

Date of Issuance:                      September 26, 2007

The news release was disseminated via SEDAR to the securities commissions in British Columbia, Alberta and Ontario, to the TSX and via wire by CCN Matthews.

4.        Summary of Material Change

Yukon-Nevada Gold Corp. announces a non-brokered private placement.

5.        Full Description of Material Change

Graham Dickson, the President of Yukon-Nevada Gold Corp. (the "Company"), announces that as a result of the new mineralized zones discovered at the Company’s Ketza River Property, Yukon (see news release dated September 25, 2007) the Company has negotiated, with one institution, a $10,000,000 non-brokered flow-through private placement to sell up to 5,000,000 flow-through common shares (“FT Shares”) at $2.00 per FT Share in the capital stock of the Company.

In accordance with securities legislation currently in effect, the FT Shares will be subject to “hold period” of four months plus one day from the date of issuance of the aforesaid securities.

6.        Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7.        Omitted Information

No significant facts remain confidential and no information has been omitted in this report.

8.        Executive Officer

The name and business telephone number of an executive officer of the Company who is knowledgeable about the material change and the Report or an officer through whom such executive officer may be contacted is as follows:

Name:                      Graham Dickson, President and CEO
Bus. Tel:                  (604) 688-9427

9.        Date of Report

Dated at  Vancouver, British Columbia                                                 , this 26th day of September, 2007.

“Graham Dickson”
Graham Dickson, President and CEO